SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

 SECURITIES EXCHANGE ACT OF 1934

November 8, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

3Q19 Earnings Release

Banco Macro Announces Results for the Third Quarter of 2019

Buenos Aires, Argentina, November 8, 2019 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the third quarter ended September 30, 2019 (“3Q19”). All figures are in Argentine pesos (Ps.)

Summary

• The Bank’s net income totaled Ps.13.2 billion in 3Q19. This result was 87% higher than the Ps.7 billion posted in 2Q19 and 243% higher than in 3Q18. In 3Q19, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 57.3% and 9.4%, respectively. In 3Q19 Recurring Net Income totaled Ps.15.5 billion increasing 99% or Ps.7.7 billion compared with the previous quarter.

• In 3Q19, Banco Macro’s financing to the private sector grew 10% or Ps.18.1 billion quarter over quarter (“QoQ”) totaling Ps.192.8 billion and increased 15% or Ps.24.5 billion year over year (“YoY”). In the quarter, growth was driven by commercial loans, among which Overdrafts stand out, with a 78% increase QoQ. Meanwhile within consumer loans, credit card loans increased 12% QoQ.

• In 3Q19, Banco Macro’s total deposits decreased 9% or Ps.25.1 billion QoQ, totaling Ps.259.2 billion and representing 79% of the Bank’s total liabilities. Private sector deposits decreased 8% or Ps.22 billion QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.60.0 billion, 26.5% regulatory capital ratio – Basel III and 18.9% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 61% of its total deposits in 3Q19.

• As of 3Q19, the efficiency ratio reached 32.5%, improving from the 37.6% posted in 3Q18.

• In 3Q19, the Bank’s non-performing to total financing ratio was 1.9% and the coverage ratio reached 124.16%.

3Q19 Earnings Release Conference Call		IR Contacts in Buenos Aires:

Friday, November 12, 2019 Time: 10:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time		Jorge Scarinci Chief Financial Officer

To participate, please dial:		Nicolás A. Torres
Argentina Toll Free:	Webcast Replay: click here	Investor Relations
(011) 3984 5677
Participants Dial In (Toll Free):	Available from 11/12/2019 through	Phone: (54 11) 5222 6682
+1 (844) 450 3847	11/26/2019	E-mail: investorelations@macro.com.ar
Participants International Dial In:
+1 (412) 317 6370		Visit our website at:
Conference ID: Banco Macro		www.macro.com.ar/relaciones-inversores
Webcast: click here

3Q19 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

3Q19 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”) with the exception of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies” both temporarily excluded by the Central Bank of Argentina from the applicable accounting framework for Financial Institutions. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report which shows the impact of the application of I.F.R.S 9 and IAS 29.

Results

Earnings per outstanding share were Ps.20.59 in 3Q19, 87% higher than 2Q19 and 256% higher than the result posted a year ago. On a yearly basis Net Income increased 244% while Earnings per Share increased 256%, given that the average amount of shares outstanding decreased in 3Q18, 4Q18 and 1Q19 due to the Share buyback program.

EARNINGS PER SHARE	MACRO Consolidated					Variation
In MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

Net income -Parent Company- (M $)	3,828	5,243	7,343	7,033	13,158	87%	244%
Average # of shares outstanding (M)	662	643	639	639	639	0%	-3%
Average #of treasury stocks (shares repurchased) (M)	7	26	30	30	14	-53%	102%
Book value per avg. Outstanding share ($)	76	82	93	94	117	24%	54%
Shares Outstanding (M)	648	641	639	639	639	0%	-1%
Earnings per avg. outstanding share ($)	5.78	8.15	11.49	11.01	20.59	87%	256%

Book value per avg. issued ADS (USD)	18.62	22.16	21.41	22.14	20.33	-8%	9%
Earnings per avg. outstanding ADS (USD)	1.41	2.16	2.65	2.59	3.58	38%	153%

Banco Macro’s 3Q19 net income of Ps.13.2 billion was 87% or Ps.6.1 billion higher than the previous quarter and 243% or Ps.9.3 billion higher YoY. This result represented an accumulated ROAE and ROAA of 57.3% and 9.4% respectively.

In 3Q19 Recurring Net Income was Ps.15.5 billion, 99% or Ps.7.7 billion higher than the result posted in 2Q19. (See table below for recurring net income)

3Q19 Earnings Release

INCOME STATEMENT RECURRING	MACRO Consolidated				Variation
In MILLION $	4Q18(¹)	1Q19(²)	2Q19(³)	3Q19(4)	QoQ

Net Interest Income	12,288	12,931	16,785	20,057	19%
Net fee income	3,259	3,310	3,391	3,753	11%
Subtotal (Net Interest Income + Net Fee Income)	15,547	16,241	20,176	23,810	18%
Net Income from financial instruments at fair value through P&L	364	605	133	659	395%
Income from assets at amortized cost	1	-17	0	-1	-
Differences in quoted prices of gold and foreign currency	729	-167	333	1,497	350%
Other operating income	413	736	817	1,071	31%
Provision for loan losses	836	800	848	824	-3%
Net Operating Income	16,218	16,598	20,611	26,212	27%
Employee benefits	3,124	3,133	4,007	4,308	8%
Administrative expenses	2,105	2,096	2,301	2,903	26%
Depreciation and impairment of assets	215	290	317	366	15%
Other operating expenses	2,916	3,104	2,886	4,382	52%
Operating Income	7,858	7,975	11,100	14,253	28%
Result from associates & joint ventures	33	26	23	17	-26%
Result before taxes from continuing operations	7,891	8,001	11,123	14,270	28%
Income tax	2,440	2,307	3,319	-1,263	-
Net income from continuing operations	5,451	5,694	7,804	15,533	99%

Recurring Net Income of the period	5,451	5,694	7,804	15,533	99%
Non recurring income/loss of the period	-208	1,649	-772	-2,374	208%

Net Income (Recurring + Non Recurring)	5,243	7,343	7,032	13,159	87%

(¹) Excluding provisions for class actions, deferred tax

(²) Excluding Prisma & Molinos Cañuelas

(³) Excluding results related to social security contributions (Employee benefits & Other Operating income), sale of real estate (Other Operating income), Prisma dividends (Result from associates & joint ventures) and Income tax

(4) Excluding IFRS adjustment on Government Securities, Severance Pay and provisions for class actions

Net operating income (before G&A and personnel expenses) was Ps.26.2 billion in 3Q19, increasing 26% or Ps.5.4 billion compared to 2Q19 and 103% or Ps.13.3 billion compared to the previous year.

Operating income (after G&A and personnel expenses) was Ps.11.9 billion in 3Q19, 28% or Ps.2.6 billion higher than in 2Q19 and 114% or Ps.6.3 billion higher than a year ago.

It is important to emphasize that this result was obtained with a leverage of 5.3x assets to equity ratio.

3Q19 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Variation
In MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

Net Interest Income	10,323	12,288	12,931	16,785	20,057	19%	94%
Net fee income	2,869	3,259	3,310	3,391	3,753	11%	31%
Subtotal (Net Interest Income + Net Fee Income)	13,192	15,547	16,241	20,176	23,810	18%	80%
Net Income from financial instruments at fair value through P&L	499	364	1,974	133	659	395%	32%
Income from assets at amortized cost	-3	1	-17	0	-1	-	-
Differences in quoted prices of gold and foreign currency	-1,244	729	-51	333	1,497	350%	-220%
Other operating income	1,202	413	3,114	983	1,071	9%	-11%
Provision for loan losses	732	836	2,154	848	824	-3%	13%
Net Operating Income	12,914	16,218	19,107	20,777	26,212	26%	103%
Employee benefits	2,720	3,124	3,133	4,916	4,428	-10%	63%
Administrative expenses	1,776	2,105	2,096	2,301	2,903	26%	63%
Depreciation and impairment of assets	187	215	290	317	366	15%	96%
Other operating expenses	2,693	3,213	3,104	3,950	6,636	68%	146%
Operating Income	5,538	7,561	10,484	9,293	11,879	28%	114%
Result from associates & joint ventures	12	33	26	613	17	-97%	42%
Result before taxes from continuing operations	5,550	7,594	10,510	9,906	11,896	20%	114%
Income tax	1,718	2,351	3,166	2,874	-1,263	-	-
Net income from continuing operations	3,832	5,243	7,344	7,032	13,159	87%	243%

Net Income of the period	3,832	5,243	7,344	7,032	13,159	87%	243%
Net income of the period attributable to parent company	3,828	5,243	7,343	7,033	13,159	87%	244%
Net income of the period atributable to minority interest	4	0	1	-1	1	-	-75%

The Bank’s 3Q19 net interest income totaled Ps.20.1 billion, 19% or Ps.3.3 billion higher than in 2Q19 and 94% or Ps.9.7 billion higher YoY.

In 3Q19 interest income totaled Ps.35.6 billion, 14% or Ps.4.3 billion higher than in 2Q19 and 112% or Ps.18.8 billion higher than in 3Q18.

Income from interest on loans and other financing totaled Ps.16.1 billion, 9% or Ps.1.4 billion higher compared with the previous quarter. On a yearly basis Income from interest on loans increased 30% or Ps.3.7 billion.

In 3Q19 income from government and private securities increased 30% or Ps.4.5 billion QoQ and 336% or Ps.15 billion compared with the same period of last year. This result is explained 88% by income from government and private securities through other comprehensive income (Central Bank Notes) and the remaining 12% is explained by income of government and private securities at amortized cost.

In 3Q19 Differences foreign currency totaled a Ps.1.5 billion gain, due to the 36% argentine peso depreciation against the US dollar and the Bank’s long spot dollar position during the quarter and FX trading results (Ps.1.2 billion). It should be noted that if income from investment in derivative financing instruments is added then differences in quoted prices of gold and foreign currency in 3Q19 resulted in a Ps.2.2 billion gain.

3Q19 Earnings Release

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY	MACRO Consolidated					Variation
In MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

(1) Differences in quoted prices of gold and foreing currency	-1,244	729	-51	333	1,496	349%	-
Translation of FX assets and liabilities to Pesos	-1,759	354	-481	-129	332	-	-
Income from foreign currency exchange	515	375	430	462	1,164	152%	126%

(2) Net Income from financial assets and liabilities at fair value through P&L	235	-22	301	-12	735	-	213%
Income from investment in derivative financing instruments	235	-22	301	-12	735	-	213%

(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	-1,009	707	250	321	2,231	595%	-

INTEREST INCOME	MACRO Consolidated					Variation
In MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

Interest on Cash and due from Banks	5	15	31	35	86	146%	1620%
Interest from government securities	4,380	7,898	9,515	14,951	19,026	27%	334%
Interest from private securities	71	2	1	0	379	100%	434%
Interest on loans and other financing
To the financial sector	312	546	494	355	375	6%	20%
Interest on overdrafts	1,448	2,442	1,872	1,739	3,351	93%	131%
Interest on documents	856	1,089	1,201	1,086	961	-12%	12%
Interest on mortgages loans	1,101	1,795	1,310	1,673	1,471	-12%	34%
Interest on pledged loans	142	148	129	124	129	4%	-9%
Interest on personal loans	5,447	5,676	5,785	6,005	6,162	3%	13%
Interest on credit cards loans	1,788	2,371	2,567	2,677	2,589	-3%	45%
Interest on financial leases	40	57	44	43	28	-35%	-30%
Interest on other loans	1,211	1,447	1,124	1,029	1,018	-1%	-16%
Interest on Repos
From the BCRA	0	0	9	0	0	0%	0%
Other financial institutions	8	328	313	1,617	7	-100%	-13%
Total Interest income	16,809	23,814	24,395	31,334	35,582	14%	112%

Income from Interest on loans	12,345	15,571	14,526	14,731	16,084	9%	30%

The Bank’s 3Q19 interest expense totaled Ps.15.5 billion, increasing 7% (Ps.1 billion) compared to the previous quarter and 139% (Ps.9 billion) compared to 3Q18.

In 3Q19, interest on deposits represented 91% of the Bank’s total interest expense, increasing 5% or Ps.614 million QoQ. On a yearly basis, interest on deposits increased 149% or Ps.8.5 billion.

3Q19 Earnings Release

INTEREST EXPENSE	MACRO Consolidated					Variation
In MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

Deposits
Interest on checking accounts	142	491	118	52	105	102%	-26%
Interest on saving accounts	91	140	97	153	113	-26%	24%
Interest on time deposits	5,464	10,013	10,372	13,368	13,969	4%	156%
Interest on other financing from BCRA and financial inst.	48	45	43	62	62	0%	29%
Repos
Other financial institutions	66	64	71	107	54	-50%	-18%
Interest on corporate bonds	406	478	452	470	787	67%	94%
Interest on subordinated bonds	252	267	280	311	386	24%	53%
Interest on other financial liabilities	17	28	31	26	49	88%	188%
Total financial expense	6,486	11,526	11,464	14,549	15,525	7%	139%

Expenses from interest on deposits	5,697	10,644	10,587	13,573	14,187	5%	149%

As of 3Q19, the Bank’s net interest margin (including FX) was 19.1%, higher than the 17.6% posted in 2Q19 and the 14% in 3Q18.

As of 3Q19 Net Interest Margin (excluding FX) was 18.5%, higher than the 17.5% posted in 2Q19 and the 15.2% in 3Q18. This result shows the Bank’s ability to defend its margin.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLON $	3Q18		4Q18		1Q19		2Q19		3Q19
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT

Interest-earning assets
Cash and Deposits in Banks	24,596	0.0%	31,969	0.0%	32,270	0.0%	34,030	0.0%	24,551	0.0%
Goverment & Securities at fair value trhough P&L	1,114	-10.0%	1,355	35.1%	1,715	14.9%	1,438	9.5%	2,375	-23.4%
Loans & Other Financing
Public Sector	2,112	46.2%	2,069	69.8%	1,401	57.0%	952	49.7%	1,533	66.8%
Financial Sector	3,827	31.7%	4,247	50.3%	4,736	41.7%	3,143	44.4%	2,974	49.5%
Private Sector	121,071	37.2%	123,050	45.2%	122,286	43.5%	116,892	46.0%	124,450	46.4%
Other debt securities	39,796	45.4%	52,738	60.0%	71,886	54.1%	92,118	64.9%	112,092	68.7%
Other interest-earning assets	7,033	12.5%	8,752	23.9%	10,259	72.7%	16,603	43.0%	9,614	2.8%
Total interest-earning assets	199,549	33.1%	224,180	41.7%	244,553	41.9%	265,176	46.3%	277,589	49.3%

Non interest-earning assets	12,709		13,107		14,266		20,860		15,991
Total Average Assets	212,258		237,287		258,819		286,036		293,580

Interest-bearing liabilities
Deposits
Public Sector	9,970	21.5%	14,323	35.5%	16,375	33.0%	16,069	34.8%	12,752	34.8%
Financial Sector	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Private Sector	94,478	20.9%	112,920	32.0%	122,198	29.7%	137,077	34.4%	146,717	34.2%
BCRA and other financial institutions	1,155	14.4%	492	36.3%	898	19.4%	513	47.7%	510	46.7%
Corporate bonds	7,120	22.6%	6,359	29.8%	6,189	29.6%	6,161	30.6%	6,083	51.3%
Subordinated bonds	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Other interest-bearing liabilities	586	48.7%	453	56.1%	723	40.4%	1,133	38.6%	366	46.7%
Total int.-bearing liabilities	113,309	21.2%	134,547	32.4%	146,383	30.1%	160,953	34.4%	166,428	35.0%

Total non int.-bearing liab. & equity	43,257		46,582		52,988		60,779		61,607

Total Average Liabilities & Equity	156,566		181,129		199,371		221,732		228,035

Assets Performance		16,660		23,554		25,293		30,590		34,497
Liabilities Performance		6,044		10,980		10,857		13,808		14,692
Net Interest Income		10,616		12,574		14,436		16,782		19,805
Total interest-earning assets		199,549		224,180		244,553		265,176		277,589
Net Interest Margin (NIM)		21.1%		22.3%		23.9%		25.4%		28.3%

3Q19 Earnings Release

ASSETS & LIABILITIES PERFORMANCE (USD)	MACRO Consolidated
In MILLON $	3Q18		4Q18		1Q19		2Q19		3Q19
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT

Interest-earning assets
Cash and Deposits in Banks	28,743	0.1%	36,428	0.2%	41,863	0.3%	51,749	0.3%	61,991	0.6%
Goverment & Securities at fair value trhough P&L	275	-53.4%	342	-9.3%	209	34.9%	279	8.6%	284	18.2%
Loans & Other Financing
Financial Sector	407	5.8%	489	6.5%	486	7.5%	489	9.0%	292	10.9%
Private Sector	33,833	5.1%	43,259	5.8%	47,627	6.1%	55,590	6.0%	59,228	6.1%
Other debt securities	74	10.7%	86	9.2%	31	13.1%	0	0.0%	0	0.0%
Other interest-earning assets	1,740	0.0%	2,162	0.2%	2,943	-0.1%	3,084	-0.1%	3,357	-0.2%
Total interest-earning assets	65,072	2.5%	82,766	3.1%	93,159	3.4%	111,191	3.2%	125,152	3.2%

Non interest-earning assets	4,123		3,231		2,724		93		3,960
Total Average Assets	69,195		85,997		95,883		111,284		129,112

Interest-bearing liabilities
Deposits
Public Sector	412	0.0%	534	0.0%	873	0.0%	1,517	0.0%	1,818	0.0%
Private Sector	44,096	1.6%	53,499	1.9%	60,155	2.0%	71,749	2.3%	76,150	2.1%
BCRA and other financial institutions	1,740	3.9%	2,455	4.5%	2,468	4.9%	2,117	4.7%	2,612	5.2%
Subordinated bonds	12,987	7.7%	15,024	7.1%	15,868	7.2%	17,821	7.0%	20,564	7.4%
Other interest-bearing liabilities	2	0.0%	1	0.0%	9	0.0%	1	0.0%	1	0.0%
Total int.-bearing liabilities	59,237	3.0%	71,513	3.0%	79,373	3.1%	93,205	3.2%	101,145	3.3%

Total non int.-bearing liab.	13,381		16,873		16,378		19,027		23,812

Total Average Liabilities	72,618		88,386		95,751		112,232		124,957

Assets Performance		413		645		775		887		1,010
Liabilities Performance		442		547		606		741		832
Net Interest Income		-29		98		169		146		178
Total interest-earning assets		65,072		82,766		93,159		111,191		125,152
Net Interest Margin (NIM)		-0.2%		0.5%		0.7%		0.5%		0.6%

In 3Q19 Banco Macro’s net fee income totaled Ps.3.8 billion, 11% or Ps.362 million higher than in 2Q19 and 31% or Ps.885 million higher than the same period of last year.

In the quarter, fee income totaled Ps.4.1 billion, 13% or Ps.470 million higher than in 2Q19. Fees charged on deposit accounts and credit card fees stand out; with a 10% and 21% increase respectively QoQ. On a yearly basis, fee income increased 37% or Ps.1.1 billion.

In the quarter, total fee expenses increased 39% or Ps.108 million. On a yearly basis, fee expenses increased 167% or Ps.242 million.

NET FEE INCOME	MACRO Consolidated					Variation
In MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

AFIP & Collection services	20	21	22	23	24	4%	20%
Fees charged on deposit accounts	1,408	1,594	1,528	1,450	1,599	10%	14%
Mutual funds & securities fees	21	16	21	94	51	-46%	143%
ATM transactions fees	14	16	158	180	232	29%	1557%
ANSES fees	9	8	8	9	8	-11%	-11%
Insurance fees	181	173	225	233	230	-1%	27%
Corporate services fees	279	317	332	404	496	23%	78%
Financial agent fees (Provinces)	153	170	172	210	216	3%	41%
Debit card fees	138	188	181	192	229	19%	66%
Credit card fees	642	778	757	727	883	21%	38%
Credit related fees	148	195	147	148	172	16%	16%
Total fee income	3,013	3,476	3,551	3,670	4,140	13%	37%

Total fee expense	145	217	241	279	387	39%	167%

Net fee income	2,868	3,259	3,310	3,391	3,753	11%	31%

In 3Q19 Net Income from financial assets and liabilities at fair value through profit or loss totaled Ps.659 million, increasing 395% or Ps.526 million compared to 2Q19. Profit from investment in derivative financing instruments and profit from sale of financial assets at fair value stand out with a Ps.747 million and Ps.199 million increase respectively. Income from government securities decreased Ps.367 million in 3Q19.

3Q19 Earnings Release

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Variation
In MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

Profit or loss from government securities	215	165	165	39	-328	-	-
Profit or loss from private securities	66	168	149	145	136	-6%	107%
Profit or loss from investment in derivative financing instruments	235	-22	301	-12	735	-	213%
Profit or loss from other financial assets	61	65	51	49	12	-76%	-80%
Profit or loss from investment in equity instruments	1	4	1,401	9	0	-100%	-100%
Profit or loss from the sale of financial assets at fair value	-85	-16	-91	-97	102	-	-
Income from financial assets at fair value through profit or loss	493	364	1,976	133	657	394%	33%

Profit or loss from derivative financing instruments	6	0	-2	0	2	100%	-67%
Income from financial liabilities at fair value through profit or loss	6	0	-2	0	2	100%	-67%

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	499	364	1,974	133	659	395%	32%

In the quarter Other Operating Income totaled Ps.1.1 billion, increasing 9% or Ps.88 million compared to 2Q19. On a yearly basis Other Operating Income increased 11% or Ps.131 million.

OTHER OPERATING INCOME	MACRO Consolidated					Variation
IN MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

Credit and debit cards	0	0	37	55	44	-20%	100%
Lease of safe deposit boxes	57	62	72	80	91	14%	60%
Other service related fees	240	192	257	170	319	88%	33%
Sale of real estate and other non-financial assets	0	24	4	166	0	-100%	0%
Other adjustments and interest from other receivables	73	69	133	168	165	-2%	125%
Initial recognition of loans	47	-51	28	42	-8	-	-
Sale of property, plant and equipment	1	36	2	3	5	67%	400%
Others	784	81	2,581	299	455	52%	-42%
Other Operating Income	1,202	413	3,114	983	1,071	9%	-11%

In 3Q19 Banco Macro’s administrative expenses plus employee benefits totaled Ps.7.3 billion, 2% or Ps.114 million higher than the previous quarter. On a yearly basis administrative expenses plus employee benefits increased 63% or Ps.2.8 billion, due to higher expenses related to employee benefits (salary increases and severance pay) and other administrative expenses (including Director’s fees).

Employee benefits decreased 10% or Ps.488 million QoQ (the main driver for the decrease were lower social security contributions (Ps.887 million)). On a yearly basis Employee benefits increased 63% or Ps.1.7 billion.

As of 3Q19, the accumulated efficiency ratio reached 32.5%, improving from the 33.5% posted in 2Q19 and improving from the 37.6% posted in 3Q18. In 3Q19 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 2%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) increased 26% compared to 2Q19.

3Q19 Earnings Release

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Variation
In MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

Employee benefits	2,720	3,124	3,133	4,916	4,428	-10%	63%
Remunerations	2,076	2,350	2,299	3,004	3,156	5%	52%
Social Security Contributions	403	453	476	1,555	668	-57%	66%
Compensation and bonuses	174	235	278	276	491	78%	182%
Employee services	67	86	80	81	113	40%	69%
Administrative Expenses	1,776	2,105	2,096	2,301	2,903	26%	63%
Taxes	214	236	266	300	322	7%	50%
Maintenance, conservation fees	243	293	280	316	335	6%	38%
Directors & statutory auditors´fees	174	233	323	290	555	91%	219%
Security services	200	195	212	220	253	15%	27%
Electricity & Communications	154	201	208	235	242	3%	57%
Other professional fees	145	191	164	199	219	10%	51%
Rental agreemets	88	105	53	48	38	-21%	-57%
Advertising & publicity	81	146	51	92	103	12%	27%
Personnel allowances	30	32	33	40	43	8%	43%
Stationary & Office Supplies	17	16	18	19	27	42%	59%
Insurance	15	24	21	25	28	12%	87%
Hired administrative services	5	5	4	4	2	-50%	-60%
Other	410	429	463	513	736	43%	80%
Total Administrative Expenses	4,496	5,229	5,229	7,217	7,331	2%	63%

Total Employees	9,096	9,028	8,978	8,893	8,843
Branches	473	471	464	463	462
Efficiency ratio	39.1%	35.8%	28.6%	38.3%	31.1%

Accumulated efficiency ratio	37.6%	37.9%	28.6%	33.5%	32.5%

In 3Q19, Other Operating Expenses totaled Ps.6.6 billion, increasing 68% or Ps.2.7 billion QoQ. Turnover Tax and Others stand out with a 16% (Ps.284 million) increase and a 125% (Ps.2.1 billion) increase respectively QoQ. The increase in Others is related to losses in the amount of Ps.2.6 billion due to the reprofiling of short term debt (Lecaps, Lelinks, Letes, Lecer notes) announced by the Government of Argentina on August 29, 2019 and higher credit card charges and taxes. On a yearly basis Other Operating Expenses increased 146% or Ps. 3.9 billion.

OTHER OPERATING EXPENSES	MACRO Consolidated					Variation
MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

Turnover Tax	1,600	1,749	1,855	1,831	2,115	16%	32%
Other provision charges	224	527	185	236	471	100%	110%
Deposit Guarantee Fund Contributions	82	91	104	118	135	14%	65%
Donations	20	18	35	37	36	-3%	80%
Insurance claims	16	17	11	10	13	30%	-19%
Others	751	811	914	1,718	3,866	125%	415%
Other Operating Expenses	2,693	3,213	3,104	3,950	6,636	68%	146%

In 3Q19 Banco Macro's income tax resulted in a Ps.1.3 billion gain. During this quarter and in accordance with applicable Income Tax Law and regulations and the evolution of Consumer Price Index the Bank decided to adjust income tax by inflation.

3Q19 Earnings Release

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.192.8 billion, increasing 10% or Ps.18.1 billion QoQ and 15% or Ps.24.5 billion YoY.

Within commercial loans, growth was driven by Overdrafts; with a 78% or Ps.12.3 billion increase QoQ.

The main growth in consumer lending was driven by credit card loans which grew 12% or Ps.3.4 million QoQ.

As of 3Q19, Banco Macro´s market share over private sector loans was 7.7%.

FINANCING TO THE PRIVATE SECTOR	MACRO Consolidated					Variation
In MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

Overdrafts	16,121	16,897	11,132	15,832	28,131	78%	74%
Discounted documents	22,281	24,218	26,250	21,380	21,669	1%	-3%
Mortgages loans	12,999	12,667	12,733	12,172	12,944	6%	0%
Pledged loans	5,010	4,333	4,325	3,934	4,507	15%	-10%
Personal loans	56,691	56,413	57,095	56,459	56,200	0%	-1%
Credit Card loans	27,701	29,567	29,515	29,676	33,108	12%	20%
Others	21,091	19,717	23,393	24,766	23,633	-5%	12%
Interest	4,912	6,900	7,366	8,518	10,136
Total loan portfolio	166,806	170,712	171,809	172,737	190,328	10%	14%
Total loans in Pesos	121,837	125,374	117,783	119,172	136,488	15%	12%
Total loans in USD	44,969	45,338	54,026	53,565	53,840	1%	20%
Financial trusts	630	1,384	1,373	985	1,371	39%	118%
Leasing	485	446	386	335	292	-13%	-40%
Others	407	367	434	650	840	29%	106%
Total other financing	1,522	2,197	2,193	1,970	2,503	27%	64%
Total other financing in Pesos	1,215	1,787	1,578	1,017	1,500	47%	23%
Total other financing in USD	307	410	615	953	1,003	5%	227%
Total financing to the private sector	168,328	172,909	174,002	174,707	192,831	10%	15%
EOP FX (Pesos per USD)	40.8967	37.8083	43.3533	42.4483	57.5583	36%	41%
USD financing / Financing to the private sector	27%	26%	31%	31%	28%

3Q19 Earnings Release

Public Sector Assets

In 3Q19, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 4.9%, higher than the 2.9% registered in the previous quarter, and higher than the 3.4% posted in 3Q18.

In 3Q19, a 36% or Ps.30.5 billion decrease in LELIQs securities position stands out. Banco Macro’s strategy during the quarter was to allocate excess liquidity in loans and other financial instruments.

In 3Q19 Other government securities increased 82% or Ps.8.7 billion.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Variation
In MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

Lebacs	651	0	0	0	1,020	0%	57%
Leliqs	34,260	55,070	98,918	85,344	54,898	-36%	60%
Other	8,770	10,333	10,901	10,630	19,346	82%	121%
Government securities	43,681	65,403	109,819	95,974	75,264	-22%	72%
Provincial loans	1,856	1,685	1,197	976	340	-65%	-82%
Loans	1,856	1,685	1,197	976	340	-65%	-82%
Purchase of government bonds	60	75	0	0	0	0%	-100%
Other receivables	60	75	0	0	0	0%	-100%

TOTAL PUBLIC SECTOR ASSETS	45,597	67,163	111,016	96,950	75,604	-22%	66%

TOTAL PUBLIC SECTOR LIABILITIES	0	0	0	0	0	0%	0%

Net exposure	45,597	67,163	111,016	96,950	75,604	-22%	66%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	10,686	12,093	12,098	11,606	19,686	70%	84%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	3.4%	3.5%	3.1%	2.9%	4.9%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.259.2 billion in 3Q19, decreasing 9% or Ps.25.1 billion QoQ and increasing 22% or Ps.46.6 billion YoY and representing 79% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits decreased 8% or Ps.22 billion, while public sector deposits decreased 13% or Ps.3.1 billion.

The decrease in private sector deposits was led by time deposits, which decreased 19% or Ps.28.4 billion, while demand deposits increased 4% or Ps.4.4 billion QoQ.

Within private sector deposits, peso deposits decreased 6% or Ps.9.8 billion, while US dollar deposits decreased 36% or USD765 million.

In line with Banco Macro’s strategy of reducing Leliq exposure during the quarter, the Bank proactively decided to reduce its peso deposit base.

As of 3Q19, Banco Macro´s market share over private sector deposits was 6.5%.

3Q19 Earnings Release

DEPOSITS	MACRO Consolidated					Variation
In MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

Public sector	20,074	19,354	28,192	23,565	20,438	-13%	2%

Financial sector	150	148	211	244	293	20%	95%

Private sector	192,345	218,452	244,208	260,450	238,471	-8%	24%
Checking accounts	23,808	24,375	24,510	29,161	35,112	19%	37%
Savings accounts	64,110	68,695	66,673	78,759	77,195	18%	47%
Time deposits	98,431	118,034	148,833	147,678	119,235	-1%	84%
Other	5,996	7,348	4,192	4,852	6,929	16%	-2%
Total	212,569	237,954	272,611	284,259	259,202	-9%	22%

Pesos	140,558	166,597	187,632	191,752	178,844	-7%	27%
Foreign Currency (Pesos)	72,010	71,358	84,978	92,507	80,358	-13%	12%

EOP FX (Pesos per USD)	40.8967	37.8083	43.3533	42.4483	57.5583	36%	41%
Foreign Currency (USD)	1,761	1,887	1,960	2,179	1,396	-36%	-21%

USD Deposits / Total Deposits	34%	30%	31%	33%	31%

Banco Macro’s transactional deposits represent approximately 47% of its total deposit base as of 3Q19. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 3Q19, the total amount of other sources of funds decreased 24% or Ps.21.1 billion compared to 2Q19. In 3Q19 Shareholder’s Equity increased 22% or Ps.13.6 billion due to the positive result registered in the quarter. Subordinated corporate bonds increased 38% or Ps.6.5 billion QoQ as a consequence of the argentine peso devaluation against the US dollar registered during the quarter.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Variation
In MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

Central Bank of Argentina	22	24	20	24	31	29%	41%
Banks and international institutions	2,389	2,568	2,345	1,743	2,660	53%	11%
Financing received from Argentine financial institutions	815	406	745	430	652	52%	-20%
Subordinated corporate bonds	16,796	15,288	17,836	17,192	23,726	38%	41%
Corporate bonds	6,513	6,377	6,314	6,193	6,008	-3%	-8%
Shareholders' equity	50,963	54,636	62,085	62,733	76,373	22%	50%
Total other source of funds	77,498	79,299	89,345	88,315	109,450	24%	41%

Liquid Assets

In 3Q19, the Bank’s liquid assets amounted to Ps.158.8 billion, showing a 16% or Ps.30 billion decrease QoQ, and a 44% or Ps.48.8 billion increase on a yearly basis.

In 3Q19, LELIQs own portfolio decreased 36% or Ps.30.5 billion, in line with the strategy adopted by the Bank to reduce its exposure to Central Bank Notes.

In 3Q19 Banco Macro’s liquid assets to total deposits ratio reached 61%.

LIQUID ASSETS	MACRO Consolidated					Variation
In MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

Cash	68,919	74,766	75,309	96,427	96,609	0%	40%
Guarantees for compensating chambers	5,384	5,720	5,735	5,992	7,102	19%	32%
Call	720	405	178	990	150	-85%	-79%
LEBAC own portfolio	651	0	0	0	0	0%	-100%
Leliq own portfolio	34,260	55,070	98,918	85,344	54,898	-36%	60%
Total	109,934	135,961	180,140	188,753	158,759	-16%	44%

Liquid assets to total deposits	51.7%	57.1%	66.1%	66.4%	61.0%

3Q19 Earnings Release

Solvency

Banco Macro continued showing high solvency levels in 3Q19 with an integrated capital (RPC) of Ps.86.8 billion over a total capital requirement of Ps.26.8 billion. Banco Macro’s excess capital in 3Q19 was 224% or Ps.60.1 billion.

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 26.5% in 3Q19, TIER1 Ratio stands at 18.9%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Variation
In MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

Credit risk requirement	15,338	15,609	16,329	16,641	19,343	16%	26%
Market risk requirement	303	212	284	421	778	85%	157%
Operational risk requirement	4,199	4,616	5,189	5,959	6,627	11%	58%
Total capital requirements	19,840	20,437	21,802	23,021	26,748	16%	35%

Ordinary Capital Level 1 (COn1)	49,097	52,285	58,520	59,406	69,629	17%	42%
Deductible concepts Level 1 (COn1)	-3,186	-3,047	-3,708	-4,160	-7,807	88%	145%
Aditional Capital Level 1 (CAn1)	0	0	0	0	0	4%	6%
Capital Level 2 (COn2)	18,058	16,875	19,092	18,740	24,972	33%	38%
Integrated capital - RPC (i)	63,969	66,113	73,903	73,986	86,793	17%	36%

Excess capital	44,129	45,676	52,101	50,965	60,045	18%	36%

Risk-weighted assets - RWA (ii)	242,411	249,781	266,581	281,700	327,312	16%	35%

Regulatory Capital ratio [(i)/(ii)]	26.4%	26.5%	27.7%	26.3%	26.5%

Ratio TIER 1 [Capital Level 1/RWA]	18.9%	19.7%	20.6%	19.6%	18.9%

RWA - (ii): Risk Weighetd Assets, considering total capital requirements.

Asset Quality

In 3Q19, Banco Macro’s non-performing to total financing ratio reached a level of 1.9%, down from 2.12% in 2Q19, and higher than the 1.63% posted in 3Q18.

Consumer portfolio non-performing loans were unchanged while Commercial portfolio non-performing loans decreased 33bp in 3Q19.

The coverage ratio reached 124.16% in 23Q19. Write-offs over total loans totaled 0.4%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Variation
In MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

Commercial portfolio	69,497	71,202	68,794	72,524	88,833	22%	28%
Non-performing	624	917	618	575	414	-28%	-34%
Consumer portfolio	110,948	113,538	114,936	112,938	116,576	3%	5%
Non-performing	2,316	2,617	3,111	3,363	3,490	4%	51%
Total portfolio	180,445	184,740	183,730	185,462	205,409	11%	14%
Non-performing	2,940	3,534	3,729	3,938	3,904	-1%	33%
Commercial non-perfoming ratio	0.90%	1.29%	0.90%	0.79%	0.47%
Consumer non-perfoming ratio	2.09%	2.30%	2.71%	2.98%	2.99%
Total non-performing/ Total portfolio	1.63%	1.91%	2.03%	2.12%	1.90%
Total allowances	3,853	4,161	4,446	4,573	4,847	6%	26%
Coverage ratio w/allowances	131.05%	117.74%	119.23%	116.14%	124.16%
Write Offs	383	556	967	649	830	28%	117%
Write Offs/ Total portfolio	0.21%	0.30%	0.53%	0.35%	0.40%

3Q19 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Variation
In MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

CER adjustable ASSETS
Private sector loans (*)	6,754	6,801	6,776	6,753	6,980	3%	3%
Other loans	1	1	1	3	3	0%	200%
Total CER adjustable assets	6,755	6,802	6,777	6,756	6,983	3%	3%

CER adjustable LIABILITIES
Deposits (*)	835	929	348	273	199	-27%	-76%
Total CER adjustable liabilities	835	929	348	273	199	-27%	-76%

NET CER EXPOSURE	5,920	5,873	6,429	6,483	6,784	5%	15%
(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Variation
In MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

Cash and deposits in Banks	38,954	42,745	46,286	57,164	55,629	-3%	43%
Cash	3,351	3,287	3,031	3,367	9,746	189%	191%
Central Bank of Argentina	25,970	25,617	33,803	36,741	19,732	-46%	-24%
Other financial institutions local and abroad	9,354	13,385	9,450	17,053	26,147	53%	180%
Others	279	456	2	3	4	33%	-99%
Net Income from financial instruments at fair value through P&L	250	388	298	380	237	-38%	-5%
Derivatives	0	3	1	0	0	0%	0%
Other financial assets	1,698	1,547	1,724	1,771	2,639	49%	55%
Loans and other financing	45,775	46,040	54,891	54,591	54,793	0%	20%
Other financial institutions	567	480	513	453	193	-57%	-66%
Non financial private sector & foreign residents	45,208	45,560	54,378	54,138	54,600	1%	21%
Other debt securities	3,105	1,217	1,313	3,143	1,487	-53%	-52%
Guarantess received	988	929	1,756	1,241	1,713	38%	73%
Investment in equity instruments	7	6	7	7	10	43%	43%
Investment in associates and joint ventures	0	0	1	0	-1	-	-
Total Assets	90,777	92,875	106,277	118,297	116,507	-2%	28%
Deposits	72,011	71,358	84,978	92,507	80,358	-13%	12%
Non financial public sector	2,348	2,295	2,102	2,807	2,772	-1%	18%
Financial sector	114	100	167	163	220	35%	93%
Non financial private sector & foreign residents	69,549	68,963	82,709	89,537	77,366	-14%	11%
Derivatives	1	0	0	1	0	-100%	-100%
Other liabilities from financial intermediation	3,516	2,619	3,749	3,457	4,947	43%	41%
Non-subordinated corporate bonds	2,405	2,599	2,541	1,924	2,872	49%	19%
Subordinated corporate bonds	16,796	15,288	17,836	17,192	23,726	38%	41%
Other liabilities	40	35	43	43	61	42%	53%
Total Liabilities	94,769	91,899	109,147	115,124	111,964	-3%	18%

NET FX POSITION (Pesos)	-3,992	976	-2,870	3,173	4,543	43%	-
EOP FX (Pesos per USD)	40.8967	37.8083	43.3533	42.4483	57.5583	36%	41%
NET FX POSITION (USD)	-97.6	25.8	-66.2	74.7	78.9	6%	-

3Q19 Earnings Release

Relevant and Recent Events

•	Interest Payment Class C Peso denominated Notes. In October 2019, the Bank paid quarterly interest on Class C Peso denominated notes in the amount of Ps.457,223,242.10

•	Interest Payment Class A Subordinated Notes. In November 2019, the Bank paid semiannual interest on Class A Subordinated notes in the amount of USD.13,500,000.

•	Interest Payment Class B Peso denominated Notes. In November 2019, the Bank paid semiannual interest on Class B Peso denominated notes in the amount of Ps.252,804,212

•	Repurchase of Class C Peso denominated Notes. During 3Q19 the Bank repurchased Class C Peso denominated notes in the aggregate amount of Ps.227,500,000.

•	Repurchase of Class B peso denominated notes. During 3Q19, the Bank repurchased an aggregate amount of Ps.353,906,000 of Class B peso denominated notes.

•	Capital Reduction (Share Cancellation) in August 2019 the capital stock of the Bank was reduced in the amount of Ps.30,265,275 pursuant to the resolutions adopted by the Special and General Shareholders’ meeting held on April 30th, 2019.

•	Class B peso denominated notes cancellation. In Octobter 2019, the Bank cancelled class B peso denominated notes in the aggregate amount of Ps.501,861,000.

•	Merger with Banco del Tucumán. On October 11,2019 through Communication “C” 84993 the Central Bank of Argentina announced that Banco Macro had completed the merger with Banco del Tucumán.

•	Rating Actions. Banco Macro’s ratings downgraded. Following the downgrading of the Government of Argentina’s Bond Ratings, Fitch Ratings and Moody’s Investor Services downgraded Banco Macro’s global ratings. Particularly Banco Macro’s senior unsecured debt rating to CCC/RR4 from B/RR4, and the foreign currency subordinated debt rating to CCC-/RR6 from B-/RR6 (Fitch Ratings) and in the case of Moody’s investor services the senior unsecured debt rating to Caa2 from B2, and the foreign currency subordinated debt rating to Caa3 from B3.

Regulatory Changes

•	Inflation Adjustment. In February 2019, through Communication “A” 6651 the Central Bank of Argentina (BCRA) established that financial institutions should restate financial statements in accordance with IAS 29 starting from January 1st, 2020. As of the date of this report the Bank has quantified the effects of the application of Expected losses of IFRS 9 “Financial Instruments” and IAS 29 “Financial Reporting in Hyperinflationary Economies”. As of September 30, 2019 equity would be approximately Ps.88.7 billion, and net income for the nine months ended September 30, 2019 would be ~Ps.12.547 billion.

•	“Reprofiling” of Short term financial assets. On August 28th 2019, the Government of Argentina through Decree 596/2019 of the Executive Branch announced the “reprofiling” of short term debt notes, extending maturities of LECAPs (notes that capitalize interest), LETEs (USD denominated notes), LECER (inflation linked notes) and LELINKs (notes linked to USD). The above mentioned Decree established a new schedule for payments: 15% of face value on the original maturity date, 25% at 90 days from the original maturity date, and the remaining 60% 180 days after the original maturity date. In the case of LECAPs with maturities after January 1st 2020, any remaining payment will be canceled 90 days after the original maturity date.

Banco Macro held some of the financial assets included in the “reprofiling” announced by the Government, prior to the “reprofiling” the book value of these financial assets totaled Ps.8.5 billion and after the “reprofiling” the book value totaled Ps.5.9 billion resulting in a Ps.2.6 billion loss registered in Other operating expenses. As of September 30, 2019 the book value of these “reprofiled” financial assets totaled Ps.6 billion.

3Q19 Earnings Release

•	Income Tax. Inflation Adjustment. Fiscal Reform Law 27,430 as amended by Law 27,468 established the terms and conditions for inflation adjustments for tax purposes for fiscal years starting from January 2018.

o	Inflation adjustment will be applicable in any fiscal year in which CPI exceeds a 100% increase over the last 36 months.

o	Inflation adjustment will be applicable if CPI exceeds 55% for the first fiscal period, 30% for the second fiscal period, 15% for the third fiscal period.

o	The resulting inflation adjusted tax should be considered as follows: one third during the first fiscal year, and the rest in same proportions over the next two fiscal years.

•	Dividend Payments. Central Bank’s Approval. In August 2018 the Central Bank of Argentina through Communication “A” 6768 established that effective August 30, 2019 all financial institutions should get Central Bank’s approval before paying dividends. The Central Bank will consider and assess the impact of the application of I.F.R.S9 Expected Losses and Inflation accounting pursuant to communication “A” 6551.

•	Dividend Payments. Central Bank’s Approval. In August 2018 the Central Bank of Argentina through Communication “A” 6768 established that effective August 30, 2019 all financial institutions should get Central Bank’s approval before paying dividends. The Central Bank will consider and assess the impact of the application of I.F.R.S9 Expected Losses and Inflation accounting pursuant to communication “A” 6551.

•	Currency Controls. In September 2019 through Decree 609/2019 of the Executive Branch and Communication “A” 6770 the Central Bank of Argentina established currency controls:

o	Individuals are allowed to buy up to USD 10,000 per month. Transactions above USD 1,000 have to be made electronically and no cash transactions are allowed above that limit.

o	Corporates are not allowed to buy USD for saving purposes, they can still buy USD to pay imports or for servicing debt, and will need Central Bank’s approval for pre canceling debt, paying dividends abroad, transferring USD abroad.

o	Global Net Position (FX): the global position (on daily basis) cannot be higher than USD 2,500,000 or 4% of integrated capital (down from 5%)

•	Currency Controls. In October 2019 the Central Bank of Argentina through Communication “A” 6815 and effective from October 28, 2019 resolved to update and tighten the measures adopted in Communication “A” 6670 so as to lower the limit for USD purchases for individuals from USD 10,000 to USD 200 per month and sets a limit of USD 100 for cash purchases.

•	Reserve Requirements. On October 28, through Communication “A” 6817 the Central Bank of Argentina (BCRA) established that starting November 1st, 2019 reserve requirements on demand deposits (checking and saving accounts) could no longer be set up with Leliqs. As of this date reserve requirements for demand deposits stand at 45% (40% should be set up in cash and up to 5% can be set up with Treasury Bonds 2020)

3Q19 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Variation
IN MILLIONS $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

ASSETS
Cash and deposits in Banks	68,919	74,766	75,309	96,427	96,609	0%	40%
Cash	8,828	10,697	8,770	9,247	15,478	67%	75%
Central Bank of Argentina	50,418	50,211	57,079	70,116	54,967	-22%	9%
Other locan & foreign entities	9,394	13,402	9,456	17,062	26,160	53%	178%
Other	279	456	4	2	4	100%	-99%
Debt securities at fair value through profit & loss	1,760	2,635	2,964	1,980	1,496	-24%	-15%
Derivatives	71	17	42	17	56	229%	-21%
Repo Transactions	-	-	-	-	-	0%	0%
Other financial assets	3,309	3,000	3,170	4,100	4,080	0%	23%
Loans & other recievables	174,288	178,875	177,717	178,851	194,354	9%	12%
Non Financial Public Sector	1,943	1,776	1,304	1,105	471	-57%	-76%
Financial Sector	4,647	5,574	3,784	4,024	2,423	-40%	-48%
Non Financial private sector and foreign	167,698	171,525	172,629	173,722	191,460	10%	14%
Other debt securities	44,976	64,585	109,048	97,381	76,570	-21%	70%
Financial assets in guarantee	6,241	6,756	7,300	7,157	10,710	50%	72%
Investments in equity instruments	52	52	1,504	1,510	1,512	0%	2808%
Investments in other companies (subsidiaries and joint ventures)	85	109	124	124	135	9%	59%
Property, plant and equipment	7,898	9,003	9,849	10,112	10,691	6%	35%
Intangible assets	1,147	1,401	1,548	1,869	2,049	10%	79%
Deferred income tax assets	57	47	60	77	2,776	3505%	4770%
Other non financial assets	2,216	833	1,078	986	1,178	19%	-47%
Non-current assets held for sale	127	804	583	441	441	0%	247%
TOTAL ASSETS	311,146	342,883	390,296	401,032	402,657	0%	29%

LIABILITIES
Deposits	212,569	237,954	272,611	284,259	259,202	-9%	22%
Non Financial Public Sector	20,074	19,354	28,192	23,565	20,438	-13%	2%
Financial Sector	150	148	211	244	293	20%	95%
Non Financial private sector and foreign	192,345	218,452	244,208	260,450	238,471	-8%	24%
Liabilities at fair value through profit & loss	-	-	-	-	-	0%	0%
Derivatives	212	1	111	11	147	1236%	-31%
Repo Transactions	-	165	-	278	2,167	679%	100%
Other financial liabilities	12,795	15,319	16,622	14,833	16,711	13%	31%
Financig received from Central Bank and Other Financial Institutions	3,246	2,998	3,111	2,198	3,345	52%	3%
Issued Corporate Bonds	6,513	6,377	6,314	6,193	6,008	-3%	-8%
Current income tax liabilities	2,109	2,947	4,567	4,149	4,508	9%	114%
Subordinated corporate bonds	16,796	15,288	17,836	17,192	23,726	38%	41%
Provisions	798	1,046	970	1,026	1,329	30%	67%
Deferred income tax liabilities	132	275	404	475	1	-100%	-99%
Other non financial liabilities	5,011	5,875	5,662	7,682	9,137	19%	82%
TOTAL LIABILITIES	260,181	288,245	328,208	338,296	326,281	-4%	25%

SHAREHOLDERS' EQUITY
Capital Stock	670	670	670	670	639	-5%	-5%
Issued Shares premium	12,429	12,429	12,428	12,428	12,428	0%	0%
Adjustment to Shareholders' Equity	5	5	5	5	5	0%	0%
Reserves	23,290	21,996	21,996	34,807	34,837	0%	50%
Retained earnings	3,265	3,265	18,994	-211	-211	-	-
Other accumulated comprehensive income	819	543	649	658	1,141	73%	39%
Net income for the period / fiscal year	10,486	15,729	7,343	14,376	27,534	92%	163%
Shareholders' Equity attributable to parent company	50,963	54,636	62,085	62,733	76,373	22%	50%

Shareholders' Equity attributable to non controlling interest	3	2	3	3	3	0%	0%
TOTAL SHAREHOLDERS' EQUITY	50,965	54,638	62,088	62,736	76,376	22%	50%

3Q19 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Variation
IN MILLION $	3Q18	4Q18	1Q19	2Q19	3Q19	QoQ	YoY

Interest Income	16,809	23,814	24,395	31,334	35,582	14%	112%
Interest Expense	6,486	11,526	11,464	14,549	15,525	7%	139%
Net Interest Income	10,323	12,288	12,931	16,785	20,057	19%	94%
Fee income	3,013	3,476	3,551	3,670	4,140	13%	37%
Fee expense	144	217	241	279	387	39%	169%
Net Fee Income	2,869	3,259	3,310	3,391	3,753	11%	31%
Subtotal (Net Interest Income + Net Fee Income)	13,192	15,547	16,241	20,176	23,810	18%	80%
Net Income from financial instruments at Fair Value Through Profit & Loss	499	364	1,974	133	659	395%	32%
Result from assets at amortised cost	-3	1	-17	-	-1	-	-67%
Difference in quoted prices of gold and foreign currency	-1,244	729	-51	333	1,497	350%	-
Other operating income	1,202	413	3,113	983	1,071	9%	-11%
Provision for loan losses	732	836	2,154	848	824	-3%	13%
Net Operating Income	12,914	16,218	19,107	20,777	26,212	26%	103%
Personnel expenses	2,720	3,124	3,133	4,916	4,428	-10%	63%
Administrative expenses	1,776	2,105	2,096	2,301	2,903	26%	63%
Depreciation and impairment of assets	187	215	290	317	366	15%	96%
Other operating expense	2,693	3,213	3,104	3,950	6,636	68%	146%
Operating Income	5,538	7,561	10,484	9,293	11,879	28%	114%
Income from associates and joint ventures	12	33	26	613	17	-97%	42%
Net Income before income tax on cont. operations	5,550	7,594	10,510	9,906	9,906	0%	78%
Income tax on continuing operations	1,718	2,351	3,166	2,874	-1,263	-	-
Net Income from continuing operations	3,832	5,243	7,344	7,032	13,159	87%	243%

Net Income for the period	3,832	5,243	7,344	7,032	13,159	87%	243%
Net Income of the period attributable to parent company	3,828	5,243	7,343	7,033	13,158	87%	244%
Net income of the period attributable to non-controlling interests	4	-	1	-1	1	-	-75%

Other Comprehensive Income	313	-276	106	10	481	4710%	54%
Foreign currency translation differences in financial statements conversion	454	-119	211	-35	533	-	17%
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-141	-157	-105	45	-52	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	4,145	4,967	7,450	7,042	13,640	94%	229%
Total Comprehensive Income attributable to parent Company	4,142	4,967	7,449	7,043	13,639	94%	229%
Total Comprehensive Income attributable to non-controlling interests	3	-	1	-1	1	-	-67%

3Q19 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	3Q18	4Q18	1Q19	2Q19	3Q19

Profitability & performance
Net interest margin	13.4%	16.9%	17.2%	18.0%	21.2%
Net interest margin adjusted (exc. FX)	15.3%	16.0%	17.3%	17.7%	19.7%
Net fee income ratio	20.0%	12.0%	23.1%	12.3%	10.4%
Efficiency ratio	39.1%	35.8%	28.6%	38.3%	31.1%
Net fee income as % of A&G Expenses	51.0%	33.7%	80.9%	32.2%	33.4%
Return on average assets	5.4%	6.4%	8.4%	7.1%	12.4%
Return on average equity	29.0%	38.8%	50.0%	44.4%	74.9%
Liquidity
Loans as a percentage of total deposits	82.0%	75.2%	65.2%	62.9%	75.0%
Liquid assets as a percentage of total deposits	51.7%	57.1%	66.1%	66.4%	61.0%
Capital
Total equity as a percentage of total assets	16.4%	15.9%	15.9%	15.6%	19.0%
Regulatory capital as % of APR	26.4%	26.5%	27.7%	26.3%	26.5%
Asset Quality
Allowances over total loans	2.1%	2.3%	2.4%	2.5%	2.4%
Non-performing financing as a percentage of total financing	1.6%	1.9%	2.0%	2.1%	1.9%
Coverage ratio w/allowances	131.1%	117.7%	119.2%	116.1%	124.2%
Cost of Risk	1.8%	1.9%	4.9%	1.9%	1.7%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	3Q18	4Q18	1Q19	2Q19	3Q19

Profitability & performance
Net interest margin	14.0%	14.9%	17.2%	17.6%	19.1%
Net interest margin adjusted (exc. FX)	15.2%	15.4%	17.3%	17.5%	18.5%
Net fee income ratio	21.5%	16.7%	23.1%	17.7%	14.8%
Efficiency ratio	37.6%	37.9%	28.6%	33.5%	32.5%
Net fee income as % of A&G Expenses	57.2%	44.0%	80.9%	52.8%	45.6%
Return on average assets	5.6%	5.8%	8.4%	7.7%	9.4%
Return on average equity	27.8%	30.7%	50.0%	47.0%	57.3%
Liquidity
Loans as a percentage of total deposits	82.0%	75.2%	65.2%	62.9%	75.0%
Liquid assets as a percentage of total deposits	51.7%	57.1%	66.1%	66.4%	61.0%
Capital
Total equity as a percentage of total assets	16.4%	15.9%	15.9%	15.6%	19.0%
Regulatory capital as % of APR	26.4%	26.5%	27.7%	26.3%	26.5%
Asset Quality
Allowances over total loans	2.1%	2.3%	2.4%	2.5%	2.4%
Non-performing financing as a percentage of total financing	1.6%	1.9%	2.0%	2.1%	1.9%
Coverage ratio w/allowances	131.1%	117.7%	119.2%	116.1%	124.2%
Cost of Risk	1.7%	1.7%	4.9%	3.4%	2.8%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 8, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer